June 19, 2012

VIA EDGAR

Russell Mancuso
Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MagneGas Corporation
Registration Statement on Form S-l Filed May 30, 2012
File No. 333-178643

Dear Mr. Mancuso:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 14, 2012, to Luisa Ingargiola, the Chief Financial Officer of the Company, in regard to the above-referenced Registration Statement on Form S-1 (the “Original Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2012 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

Calculation of Registration Fee Table

1.
Please file all required information that you have omitted from your document. For example, we note that you have omitted the number of securities offered. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations available on the Commission's website. We also note that you have not yet filed required exhibits.

Company Response: We have filed all required information with the Amendment, including the number of securities being offered and all required exhibits.

Prospectus Summary, page 2

2.
Please revise your prospectus summary and risk factors to alert potential investors to the effects of the offering reflected in your pending registration statement filed May 18, 2012. For example, disclose the potential increase in outstanding shares due to the exercise of warrants, any potential negative impact on the trading price of your securities, and the potential for investors to purchase from the selling stockholders in that offering at a lower price than offered in this underwritten offering.

Company Response: We have included a risk factor in the Amendment to disclose potential increase in our outstanding shares due to the exercise of warrants, the effects of the offering reflected in the Company’s pending registration statement filed May 18, 2012, the potential negative impact on the trading price of the Company’s securities, and the potential for investors to purchase from the selling stockholders in that offering at a lower price than offered in this underwritten offering. Additionally, we have revised the prospectus summary to reflect our pending registration statement filed May 18, 2012.

Certain Relationships and Related Transactions, page 30

3.
Please revise your disclosure to identify the related parties involved in the transactions discussed here, including the stockholders mentioned in the last two paragraphs on page 30, the company referenced in the second paragraph on page 31, and the identity of the "common management." Also, disclose the approximate dollar value of the disclosed transactions, including the transaction mentioned in the second paragraph of this section and transactions discussed in the third and fifth paragraphs on page 31. Include here a description of the $210,500 transaction mentioned on page F-31.

Company Response: We have revised our disclosure in the Amendment to identify the related parties and the approximate dollar value of the transactions discussed in the “Certain Relationships and Related Transactions” section.

Exhibits

4.
Refer to note (12) to your exhibit index on page II-7. Please revise your registration statement to provide the data required by Regulation S-K Item 601(b)(101), rather than to incorporate this information by reference.  In this regard, we note that you have included your financial statements in your registration statement. Refer to footnote 73 of Securities Act Release 33-9002 (January 30, 2009).

Company Response: We have revised the Amendment to include the data required by Regulation S-K Item 601(b)(101), rather than to incorporate this information by reference.

Exhibit 23.1

5.
We note that the consent of your independent registered public accounting firm references the audit report on the company's financial statements that are included in the Form 10-K which are incorporated by reference into the registration statement. However, we note that the company's financial statements are included in the registration statement. Please revise to include a consent which references the financial statements that are included in the registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Company Response: We have included a revised consent from our auditors, which references the financial statements that are included in the registration statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

MagneGas Corporation

By:	/s/ Ermanno Santilli
Ermanno Santilli
Chief Executive Officer